Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-265556-01

Supplementing the Preliminary Prospectus

Supplement dated October 24, 2022

(To Prospectus dated June 13, 2022)

$1,500,000,000

The Dow Chemical Company

$600,000,000 6.300% Notes due 2033

$900,000,000 6.900% Notes due 2053

Final Term Sheet

October 24, 2022

Issuer:	The Dow Chemical Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa1 (Stable) / BBB (Positive) / BBB+ (Positive)

Ranking:	Senior Unsecured

Offering Format:	SEC Registered

Trade Date:	October 24, 2022

Settlement Date (T+2):	October 26, 2022

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

BNP Paribas Securities Corp.

ING Financial Markets LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. BBVA Securities Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC Santander Investment Securities Inc. Standard Chartered Bank TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. R. Seelaus & Co., LLC

	6.300% Notes due 2033 (the “2033 Notes”)	6.900% Notes due 2053 (the “2053 Notes”)

Aggregate Principal Amount Offered:	$600,000,000	$900,000,000

Maturity Date:	March 15, 2033	May 15, 2053

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2023 (short first coupon)	May 15 and November 15, beginning May 15, 2023 (long first coupon)

Coupon (Interest Rate):	6.300%	6.900%

Price to Public (Issue Price):	99.738%	99.867%

Yield to Maturity:	6.336%	6.910%

Benchmark Treasury:	UST 2.750% due August 15, 2032	UST 2.875% due May 15, 2052

Benchmark Treasury Price and Yield:	88-05+; 4.236%	74-25; 4.410%

Spread to Benchmark Treasury:	2.10% (+210 bps)	2.50% (+250 bps)

Make-Whole Call:

Prior to December 15, 2032 (three months prior to the maturity date of the Notes) (the “2033 Notes Par Call Date”), we may redeem the 2033 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on the 2033 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, less (b) interest accrued to the redemption date, and

(2)   100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Prior to November 15, 2052 (six months prior to the maturity date of the Notes) (the “2053 Notes Par Call Date”), we may redeem the 2053 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2053 Notes matured on the 2053 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, less (b) interest accrued to the redemption date, and

(2)   100% of the principal amount of the 2053 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On and after December 15, 2032 (three months prior to their maturity date), we may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On and after November 15, 2052 (six months prior to their maturity date), we may redeem the 2053 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2053 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	260543 DG5	260543 DH3

ISIN:	US260543DG52	US260543DH36

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1 (866) 811-8049, or Mizuho Securities USA LLC toll-free at 1-866-271-7403.